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                              April 1, 2022

       Robert Blair
       General Counsel
       VIASAT INC
       6155 El Camino Real
       Carlsbad, California 92009

                                                        Re: VIASAT INC
                                                            Amendment No. 1 to
Preliminary Proxy Statement on Schedule 14A
                                                            Filed March 18,
2022
                                                            File No. 000-21767

       Dear Mr. Blair:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Preliminary Proxy Statement on Schedule 14A, Amendment No. 1

       Inmarsat Management's Discussion and Analysis of Financial Condition and Results of
       Operations
       Year Ended December 31, 2020 vs. Successor Period, Predecessor Period, and Pro Forma Year
       Ended December 31, 2019, page 97

   1. We note your revisions made in response to our prior comment number 11. However, please be advised that
pro forma discussions based upon Article 11 of Regulation S-X should not be presented
with the discussion of historical financial statements required by
                                                        Item 303(b) of
Regulation S-K. In this regard, we note you have included the pro forma results within the same
paragraph discussion of the historical periods. As such, please revise your discussion
to separately compare the historical results of the respective successor and
predecessor periods ended December 31, 2020, 2019 and 2018, from your supplemental discussion
of the pro forma results.
 Robert Blair
VIASAT INC
April 1, 2022
Page 2
General

2. We note your disclosure throughout your proxy statement that the proposed transaction with Inmarsat is subject to certain regulatory approvals. Please update your disclosure where applicable to reflect whether such regulatory approvals have been obtained and under what conditions, if any.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Beverly Singleton, Staff Accountant, at (202) 551-3328 or Jean Yu,
Assistant Chief Accountant, at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact Bradley Ecker, Staff Attorney, at (202)
551-4985 or Asia Timmons-Pierce, Special Counsel, at (202) 551-3754 with any other questions.



FirstName LastNameRobert Blair                                Sincerely,
Comapany NameVIASAT INC
                                                              Division of
Corporation Finance
April 1, 2022 Page 2                                          Office of
Manufacturing
FirstName LastName